

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 15, 2009

VIA U.S. MAIL

Mr. Ken Martin
Chief Executive Officer
Hitor Group, Inc.
13221 Redmond Way
Redmond, WA 98052

> **Re: Hitor Group, Inc.**
> **Item 4.02, Form 8-K**
> **Filed April 10, 2009**
> **File No. 333-103986**

Dear Mr. Martin:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief